SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hemagen Diagnostics, Inc.
Reagents Applications, Inc.

(Name of Subject Company (Issuer))

Hemagen Diagnostics, Inc.
Reagents Applications, Inc.

(Name of Filing Person (Offeror))

8% Senior Subordinated Secured
Convertible Notes Due 2005	None
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$6,090,000	$771.60

*	The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $6,090,000 in principal amount of the 8% Senior Subordinated Secured Convertible Notes due 2005 (the “Outstanding Notes”) that are subject to the Exchange Offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                                        ☐

     This Tender Offer Statement on Schedule TO (this “Statement”) is being filed by Hemagen Diagnostics, Inc., a Delaware corporation and its wholly owned subsidiary, and Reagents Applications, Inc., a Delaware Corporation (collectively referred to herein as “Hemagen”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to issue Common Stock and 6% Senior Subordinated Secured Convertible Notes (collectively, the “Exchange Securities”) for $6,090,000 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2005 (the “Outstanding Notes”), upon the terms and subject to the conditions set forth in the Offering Memorandum, dated September 2, 2004 (the “Offering Memorandum”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the “Exchange Offer”). The information set forth in the Exchange Offer is hereby incorporated by reference in response to all of the items of this Statement. References below to “Items” refer to Items of Regulation M-A.

Item 1. Summary Term Sheet

     Item 1001 – Summary Term Sheet. The information set forth in the section of the Offering Memorandum entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

     Item 1002(a) – Name and address. The issuer of the securities subject to the Exchange Offer is Hemagen Diagnostics, Inc., a Delaware corporation and Reagents Applications, Inc., a Delaware Corporation. The principal executive offices of Hemagen are located at 9033 Red Bank Road, Columbia, Maryland 21045. The telephone number at Hemagen’s principal executive offices is (443) 367-5500.

     Item 1002(b) – Securities. The subject class of securities is the 8% Senior Subordinated Secured Convertible Notes due 2005 of Hemagen. As of the date of this Statement, there were outstanding $6,090,000 in principal amount of the Outstanding Notes.

     Item 1002(c) – Trading market and price. The information set forth in the section of the Offering Memorandum entitled “Market for Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     Item 1003(a) – Name and address. The information set forth under Item 2(a) above is incorporated herein by reference. The filing persons are the issuers of the securities subject to the Exchange Offer.

     Pursuant to General Instruction C to Schedule TO, the persons who are the directors and/or officers and/or controlling persons of Hemagen and their contact information are set forth in the section of the Offering Memorandum entitled, “Hemagen Diagnostics, Inc.”, except that the officers and directors of Reagents Applications, Inc. are as follows: William P. Hales, Chief Executive Officer and Director and Debbie Ricci, Chief Financial Officer and Director.

Item 4. Terms of the Transaction

     Item 1004(a) – Material terms. The information set forth in the sections of the Offering Memorandum entitled “Summary Term Sheet,” “Material United States Federal Income Tax Considerations,” “Pro Forma Financial Information,” “The Exchange Offer,” “Description of the 6% Senior Secured Convertible Notes due 2009,” “Background and Reasons for the Exchange Offer”, “Accounting/Financial Summary of The Effect of The Exchange Offer”, “Material Differences in the Rights as a Result of Exchange Offer” and “Description of Common Stock” is incorporated herein by reference.

     Item 1004(b) – Purchases. William P. Hales beneficially owns $780,000 principal amount of the Outstanding Notes. Mr. Hales plans to tender all of his Outstanding Notes in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Item 1005(e) – Agreements involving the subject company’s securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals

     Item 1006(a) – Purposes. The information set forth in the section of the Offering Memorandum entitled “Background and Reasons for the Exchange Offer” is incorporated herein by reference.

     Item 1006(b) – Use of securities acquired. The 8% Senior Subordinated Secured Convertible Notes will be cancelled upon their acquisition by Hemagen.

     Item 1006(c) – Plans. None.

Item 7. Source and Amount of Funds or Other Consideration

     Item 1007(a) – Source of Funds. The amount of consideration required to purchase the maximum amount of securities sought in the exchange offer is 5,100,000 shares of Common Stock, subject to adjustment, and $405,000 principal amount of the 6% Senior Subordinated Secured Convertible Notes due 2009. The information set forth in the section of the Offering Memorandum entitled “The Exchange Offer—Expenses” is incorporated herein by reference.

     Item 1007(b) – Conditions. The information set forth in the section of the Offering Memorandum entitled “The Exchange Offer—Conditions to the Exchange Offer” and “The Exchange Offer—Delaware Law Proceeding” are incorporated herein by reference.

     Item 1007(d) – Borrowed Funds. Hemagen will not borrow funds or consideration for the purpose of the Exchange Offer.

Item 8. Interest in Securities of the Subject Company

     Item 1008(a) – Securities ownership. William P. Hales beneficially owns $780,000 principal amount of the Outstanding Notes. Mr. Hales plans to tender all of his Outstanding Notes in the Exchange Offer.

     Item 1008(b) – Securities transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

     Item 1009(a) – Solicitations or Recommendations. The information set forth in the section of the Offering Memorandum entitled “The Exchange Offer—Solicitation” is incorporated herein by reference.

Item 10. Financial Statements

     Item 1010(a) – Financial Information. The following financial statements and financial information are incorporated herein by reference:

(1)	the audited consolidated financial statements of Hemagen set forth in its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003;

(2)	the unaudited consolidated condensed financial statements of Hemagen set forth in its Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2004; and

(3)	the information set forth in the sections of the Offering Memorandum entitled “Selected Financial Consolidated Data,” “Pro Forma Financial Information” and “Consolidated Ratio of Earnings to Fixed Charges.”

     Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) can be obtained as provided in the sections of the Offering Memorandum entitled “Where You Can Find More Information” and “Incorporation of Information.”

     Item 1010(b) – Pro Forma Information. The information set forth in the section of the Offering Memorandum entitled “Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information

     Item 1011(a) – Agreements, regulatory requirements and legal proceedings.

(1)	None.

(2)	The information set forth in the section of the Offering Memorandum entitled “The Exchange Offer—Conditions to the Exchange Offer” and “The Exchange Offer—Delaware Law Proceeding” are incorporated herein by reference.

(3)	None.

(4)	None.

(5)	None.

     Item 1011(b) – Other material information. The information set forth in the Offering Memorandum and Letter of Transmittal is hereby incorporated by reference.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)	Offering Memorandum, dated September 2, 2004
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(4)	Form of Letter to Clients
(a)(5)	Hemagen Diagnostics, Inc. Annual Report on Form 10-KSB for the fiscal year ended September 30, 2003, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(6)	Hemagen Diagnostics, Inc. Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2004, filed with the Securities and Exchange Commission and incorporated herein by reference.

Exhibit Number	Description
(a)(7)	Press Release, dated September 2, 2004
*(d)(1)	Form of 6% Senior Subordinated Secured Convertible Notes due 2009
*(d)(2)	Amended Security Agreement

*	To be filed by amendment

Item 13. Information Required by Schedule 13E-3

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEMAGEN DIAGNOSTICS, INC.

By:	/s/ WILLIAM P. HALES
William P. Hales
President and Chief Executive Officer

Dated: September 3, 2004

REAGENTS APPLICATIONS, INC.

By:	/s/ WILLIAM P. HALES
William P. Hales
Chief Executive Officer